SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ford Motor Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.25% SENIOR CONVERTIBLE NOTES DUE DECEMBER 15, 2036
(Title of Class of Securities)

345370CF5
(CUSIP Number of Class of Securities)

Peter J. Sherry, Jr., Esq.
Associate General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Michael Kaplan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Lisa L. Jacobs, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 1002 (212) 848-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$1,109,967,726	$43,621.74

*
Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by multiplying (i) $22.73, the average of the bid and asked price per $100 principal amount of the 4.25% Senior Convertible Notes due December 15, 2036 in secondary market transactions on February 27, 2009, and (ii) the quotient of (x) $4,883,272,000, the aggregate principal amount at maturity of convertible notes which are sought for exchange, and (y) $100.

**	The amount of Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000393.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Ford Motor Company, a Delaware corporation (“Ford”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Exchange Offer”) by Ford to exchange, for each $1,000 principal amount of the Company’s 4.25% Senior Convertible Notes due December 15, 2036 (the “Convertible Notes”):  (i) 108.6957 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”); (ii) $80.00 in cash; and (iii) accrued and unpaid interest to, but excluding, the Exchange Date (as defined below), which is expected to be approximately $13.34, payable in cash. Ford is seeking to exchange any and all outstanding Convertible Notes in the Exchange Offer.

The Exchange Offer shall commence on March 4, 2009 and shall expire at 9:00 a.m., New York City time, on April 3, 2009 (the “Exchange Date”), unless extended or earlier terminated by the Company.

The Exchange Offer is made upon the terms and subject to the conditions described in the offering circular (the “Offering Circular”) dated March 4, 2009, and the accompanying Letter of Transmittal. The Offering Circular and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Offering Circular is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.  Summary Term Sheet.

The information set forth in the Offering Circular in the sections entitled “Questions and Answers about the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the subject company is Ford Motor Company. The address of the Company’s principal executive offices is One American Road, Dearborn, Michigan 48126. The Company’s telephone number is (313) 322-3000.

(b) The subject class of securities is the Company’s 4.25% Senior Convertible Notes due December 15, 2036. As of February 27, 2009, $4.88 billion aggregate principal amount of Convertible Notes was outstanding.

(c) The Convertible Notes are not listed on any national securities exchange. To the knowledge of the Company, there is no established trading market for the Convertible Notes except for limited or sporadic quotations.

Item 3.  Identity and Background of Filing Person.

(a) The principal executive offices of the filing person, Ford Motor Company, are located at One American Road, Dearborn, Michigan 48126, and the telephone number at that address is (313) 322-3000.

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of Ford. No single person or group of persons controls Ford.

Name	Position
Stephen G. Butler	Director
Kimberly A. Casiano	Director
Edsel B. Ford II	Director
William Clay Ford, Jr.	Director and Executive Chairman and Chairman of the Board
Irvine O. Hockaday, Jr.	Director
Richard A. Manoogian	Director
Ellen R. Marram	Director
Homer A. Neal	Director
Gerald L. Shaheen	Director
John L. Thornton	Director
Alan Mulally	Director, President and Chief Executive Officer
Michael E. Bannister	Executive Vice President – Chairman and Chief Executive Officer, Ford Motor Credit Company
Lewis W. K. Booth	Executive Vice President and Chief Financial Officer
Mark Fields	Executive Vice President – President, The Americas
John Fleming	Executive Vice President – Chairman, Ford Europe and Volvo
John G. Parker	Executive Vice President – Asia Pacific Africa
Tony Brown	Group Vice President – Purchasing
Mei-Wei Cheng	Group Vice President – Executive Chairman, Ford Motor Company China
Sue Cischke	Group Vice President – Sustainability, Environment and Safety Engineering
James D. Farley	Group Vice President – Sales, Marketing and Communications
Felicia Fields	Group Vice President – Human Resources and Corporate Services
Bennie Fowler	Group Vice President – Quality
Joseph R. Hinrichs	Group Vice President – Manufacturing
Derrick M. Kuzak	Group Vice President – Product Development
David G. Leitch	Group Vice President and General Counsel
J C. Mays	Group Vice President – Design and Chief Creative Officer
Ziad S. Ojakli	Group Vice President – Government and Community Relations
Nick Smither	Group Vice President – Information Technology
Peter J. Daniel	Senior Vice President and Controller

The address and telephone number of each director and executive officer is: c/o Ford Motor Company, One American Road, Dearborn, Michigan 48126, and such person’s telephone number is (313) 322-3000.

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Item 4.  Terms of the Transaction.

(a) The information set forth in the Offering Circular in the sections entitled “Summary,” “Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Description of Ford Capital Stock,” “Comparison of Rights of Holders of Convertible Notes and Holders of Ford Common Stock” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) To Ford’s knowledge based on reasonable inquiry, no convertible notes are owned by any officer, director or affiliate of Ford.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) William Clay Ford, Jr., Ford’s Chairman of the Board of Directors and Executive Chairman, and Edsel B. Ford, a director of Ford, are among the trustees of a Voting Trust related to the Class B Stock of Ford. They also own shares of Class B Stock held in the Voting Trust. The Voting Trust requires the trustees to vote the shares in the Voting Trust as directed by a plurality of the shares in the Voting Trust.

The information set forth in the Offering Circular in the sections entitled “Terms of The Exchange Offer,” “Information Agent,” “Exchange Agent” and “Interests of Directors and Officers,” and in the related Letter of Transmittal, is incorporated herein by reference in response to this item.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offering Circular in the sections entitled “Summary—Purpose of the Exchange Offer,” “Summary—Description of the Transactions,” “Questions and Answers About the Exchange Offer—Why is Ford making the exchange offer?” and “Terms of The Exchange Offer—Purpose and Background of the Exchange Offer” is incorporated herein by reference.

(b) The Convertible Notes acquired pursuant to the Exchange Offer will be cancelled by the Company.

(c) The information set forth in the Offering Circular in the sections entitled “Summary—Description of the Transactions” and “Capitalization of Ford” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offering Circular in the sections entitled “Summary—Sources of Payment of the Exchange Offer Consideration,” “Questions and Answers About the Exchange Offer—How will Ford fund the cash portion of the exchange offer consideration?,” “Information Agent” and “Exchange Agent” is incorporated herein by reference.

(b)  Not applicable.

(d)  Not applicable.

Item 8.  Interest in the Securities of the Subject Company.

(a)  The information set forth in the Offering Circular in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

(b)  The information set forth in the Offering Circular in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

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Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in the Offering Circular in the sections entitled “Information Agent” and “Exchange Agent” is incorporated herein by reference. None of the Company, the information agent or the exchange agent is making any recommendation as to whether holders of Convertible Notes should tender such Convertible Notes for exchange in the Exchange Offer.

Item 10.  Financial Statements.

(a)  The information set forth in the Offering Circular in the sections entitled “Available Information,” and “Selected Consolidated Financial and Operating Data” is incorporated herein by reference. The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data in Ford’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)  The information set forth in the Offering Circular in the sections entitled “Capitalization of Ford” and “Selected Consolidated Financial and Operating Data” is incorporated herein by reference.

Item 11.  Additional Information.

(a)  The information set forth in the Offering Circular in the section entitled “Terms of the Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b)  Not applicable.

Item 12.  Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offering Circular, dated March 4, 2009.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to DTC Participants.
(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)	Press Release, dated March 4, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2009).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13.  Information Required by Schedule 13E-3.

(a)  Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY

By:	/s/ Neil M. Schloss
	Name:	Neil M. Schloss
	Title:	Vice President and Treasurer

Date: March 4, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated March 4, 2009.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to DTC Participants.
(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)	Press Release, dated March 4, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2009).
(b)	None.
(d)	None.
(g)	None.
(h)	None.